FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 20, 2001.

DEALCHECK.COM INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada

(Jurisdiction of Incorporation)

65 Queen Street West, Suite 1905, Toronto, Ontario, Canada, M5H 2M5

(Address of Principal Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F	X	Form 40F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	______	NO	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/S/   Terence Robinson
Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

Date:  November 20, 2001

DEALCHECK.COM INC.

FOR IMMEDIATE RELEASE

Dealcheck.com Inc announces launching of Biochex web site

Toronto, November 20, 2001 - Dealcheck.com Inc. (OTCBB: DCHK) is pleased to announce a launch of a comprehensive web site for our Biochex products and services. The web site can be visited at www.biochex.com.

Biochex products represent first of various Internet appliances planned for future development by our wholly owned subsidiary, 1388755 Ontario Inc.

1388755 Ontario Inc.'s objective is to innovate and develop cost-effective, secure and portable Internet appliances, with wireless connection to the Web, using the latest technologies for wireless connectivity such as BluetoothTM (short range, low power radio technology), 802.11HR and Wi-Fi.

1388755 Ontario's first project, named "Biochex," is the development of an Internet enabled medical data logging device, that is both wireless and portable. The development work is led by Mr. José Laraya, an electronic engineering graduate of Tokyo University, who has developed other innovative technologies. Some of Mr. Laraya's innovations include the world's first APL portable computer using an 8-bit microprocessor, the first IBM compatible LCD laptop computer employing voice recognition, a portable facsimile machine, and several biometric-based encryption systems.

The initial beta testing of the first Biochex device was successfully completed in June 2001. The device used BluetoothTM chips and our proprietary firmware technology on an electronic stethoscope to successfully test its functionality. Since then, we have been testing the application of another wireless technology on a much smaller transducer and hope to complete the beta testing by the end of December 2001.

Mr. Laraya, who is based in Toronto, commented, "We have made all efforts to make our web site as comprehensive and informative as possible. We shall continue to update it with latest information as we complete our Beta testings and develop commercial products. Our earlier Beta testing success reaffirmed the effectiveness of BluetoothTM and the other Beta testing scheduled in December 2001 will confirm success of similar technologies in providing wireless connectivity. It will also allow us to develop a portable, affordable and wireless web enabled device for everyday use by anyone with or without a computer."

About Dealcheck.com Inc.

DealCheck.com Inc. focuses on funding the development of Internet oriented businesses, which have yet to go beyond the conceptual level, and to invest in the equity of other companies whose business models require extensive use of Internet related services. The Company's strategy envisions applying the financial resources and management expertise to foster the growth and profitability and promoting opportunities for synergistic business relationships among its investees.

For more information on Dealcheck.com Inc. Contact Kam Shah, CFO at 416-860-9997 or visit the web site at www.dealcheck.com. For Investor Relations, contact Rob Kennedy at Current Capital Corp. at 416-860-0211 or visit their website at www.currentcapital.com.

For more information on Biochex, contact Mr. Jose Laraya at 416-860-0211 or visit the web site at www.biochex.com.

Trading in DealCheck.com shares are reported on the NASD-OTCBB under the symbol "DCHK".

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.